UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On March 22, 2023, HeadHunter Group PLC (the “Company”) issued a press release announcing that the Company has submitted a request for a hearing to appeal to the notice of delisting from The Nasdaq Stock Market LLC.

Exhibit No.	Description

99.1	Press Release of HeadHunter Group PLC, dated March 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: March 22, 2023	By:	/s/ Dmitry Sergienkov
Dmitry Sergienkov
Chief Executive Officer